Exhibit 99.1

NICE Investigate Selected by New York’s Nassau County to Drive Digital
Transformation for District Attorney’s Office and Police Department

NICE Investigate will help Nassau County’s law enforcement and criminal justice agencies automate digital evidence management processes and comply with new disclosure requirements

Hoboken, N.J., March 5, 2020 – NICE (Nasdaq: NICE) today announced that Nassau County, New York has signed a multi-year contract with NICE, on behalf of its Police Department and District Attorney’s (DA) Office, to deploy the NICE Investigate Digital Evidence Management Solution (DEMS). The Nassau County agencies will roll out NICE Investigate to over 3,400 officers, attorneys and investigators, to accelerate digital transformation around processes of collecting, analyzing, sharing and disclosing growing digital evidence. Together, the Nassau County Police Department and DA’s Office investigate and prosecute approximately 30,000 criminal cases annually.

NICE Investigate is a one-stop solution for automating manual processes around the collection, management, analysis and sharing of all types of digital evidence. NICE Investigate will seamlessly integrate with Nassau County’s records management, CAD, 911/radio recording, interview room and other policing systems, automatically correlating and gathering multimedia case evidence.

“Digital transformation is the future of policing,” said Chris Wooten, Executive Vice President, NICE. “We’re thrilled that Nassau County, and a growing number of law enforcement agencies around the world, are entrusting NICE with their digital transformation.”

NICE Investigate will also help Nassau County comply with New York State’s Article 245 of the Criminal Procedure Law. NICE Investigate’s workflow and automation technology will make it easier for the District Attorney’s (DA’s) Office to automatically disclose evidence to defense attorneys within the time limit required by law. Instead of copying case files and digital evidence onto DVDs, the DA’s Office will be able to share the entire case by simply sending a secure link.

“Our mission is to serve the people of Nassau County and ensure safe communities through excellence in policing,” said Patrick J. Ryder, Commissioner of Police, Nassau County Police Department. “As digital evidence continues to grow, transforming the way our officers, detectives, crime scene units, and other departments manage digital evidence and investigations is crucial. NICE Investigate will help us streamline evidence collection, analysis and sharing, and in the process improve our ability to close cases with positive results, while also mitigating evidence disclosure issues. NICE Investigate will save time, resources and money.”

“Nassau County has elected to employ the NICE Investigate SaaS solution for digital investigation and evidence management as a tool to assist with compliance with New York’s new discovery reform laws,” said Chief Technology Officer Gordon Trabold of the Nassau County District Attorney’s Office. “State law afforded the County less than eight months to implement solutions and this technology is helping to do so on the timeline required by state statute. We look forward to working with NICE as Nassau County configures these new software solutions for law enforcement.”

Running on the secure Microsoft Azure for Government cloud, NICE Investigate will also facilitate digital evidence process transformation by:
•
Automating evidence collection and analysis: NICE Investigate automatically collects, correlates and assembles digital evidence into case folders. It can even find hidden connections and recommend evidence to investigators.

•	Accelerating investigations: Investigators can use a single login to access, add to and share digital evidence across all connected systems.
•	Eliminating time-wasting manual tasks: Instead of copying evidence onto DVDs and hand-delivering case files, detectives can spend more time investigating and closing cases.
•
Streamlining collection of CCTV evidence: Businesses and citizens can register cameras and share video evidence on request. Uploaded video is automatically transcoded to a playable format and securely stored in the cloud for playback on any Internet-connected device.

•	Helping detectives investigate serial crimes across precincts: All evidence is stored digitally, making it easier to collaborate and establish connections between cases.
•	Simplifying evidence sharing: Investigators can share digital case files with the DA’s Office electronically.
•	Ensuring data integrity, security and access control: NICE Investigate provides robust security, audit and access control over all evidence.

To learn more about the NICE Investigate Digital Evidence Management solution:
•	Visit the NICE investigate website for additional product information by clicking here.
•	Email PSInfo@NICE.com for more information.

About Nassau County
Nassau County is located immediately east of New York City. The county, together with Suffolk County to its immediate east, are generally referred to as Long Island. The county is home to a population of over 1.3 million people and includes two cities, three towns, 64 incorporated villages, and more than 60 unincorporated hamlets. Learn more by visiting https://www.ny.gov/counties/nassau (Nassau County), https://www.pdcn.org/ (Nassau County Police Department), or http://www.nassauda.org/ (the Nassau County District Attorney’s Office).

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.